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SEC FILE NUMBER
8-37954

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: International Research Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3010 LBJ Freeway, Suite 1200
(No. and Street)

Dallas	Texas	75234
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Holland	972-888-6034	mholland@intlrs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

McBee & Co., PC
(Name – if individual, state last, first, and middle name)

718 Paulus	Dallas	TX	75214
(Address)	(City)	(State)	(Zip Code)

09/22/2009	3631
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Michael Holland_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __International Research Securities, Inc._____, as of __December 31_____, 2_021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MARY BROWN
Notary Public, State of Texas
Comm. Expires 05-06-2025
Notary ID 124424355

Signature:

Title:
President

Mary Brown
Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☒ (d) Statement of cash flows.

☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☒ (g) Notes to consolidated financial statements.

☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

INTERNATIONAL RESEARCH SECURITIES, INC.

Financial Statements

With Supplemental Information

Year Ended December 31, 2021

INTERNATIONAL RESEARCH SECURITIES, INC.

CONTENTS

McBee & Co.
A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of International Research Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of International Research Securities, Inc. as of December 31, 2021, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of International Research Securities, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of International Research Securities, Inc.'s management. Our responsibility is to express an opinion on International Research Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to International Research Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission ("Schedule I") and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission ("Schedule II") has been subjected to audit procedures performed in conjunction with the audit of International Research Securities, Inc.'s financial statements. The supplemental information is the responsibility of International Research Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co., PC

We have served as International Research Securities, Inc.'s auditor since 2016.
Dallas, Texas
February 28, 2022

Dallas Office | 718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500
www.mcbeeco.com

INTERNATIONAL RESEARCH SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS

Cash	$	31,268
Commissions receivable		31,333
Securities owned at fair value		395,548
Other current assets		6,394
TOTAL ASSETS	$	464,543

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable	$	12,284
Commissions payable		31,333
Long-Term SBA Loan		151,000
Total Liabilities		194,617
Stockholder's Equity		
Common Stock, 100,000 shares authorized of $1.00		
par value, 11,000 shares issued and outstanding		11,000
Additional paid-in-capital		49,462
Retained earnings		209,464
Total Stockholder's Equity		269,926
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	464,543

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL RESEARCH SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

Revenues

Mutual Fund commission income	$	491,558
Insurance commission income		56,423
PPP loan forgiveness		91,206
SBA EIDL advances		15,000
Dividend income		1,551
Miscellaneous income		250
Total Revenues		655,988

Expenses

Compensation	485,517
Regulatory fees and expenses	9,529
Occupancy	41,467
Professional fees	41,796
Other operating expenses	45,447
Total Expenses	623,756
Income before other income and provision for taxes	32,232
Realized net gains on securities owned	62,925
Unrealized net gains on securities owned	(24,392)
Income before provision for taxes	70,765
Provision for state income taxes	-

Net Income	$	70,765

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL RESEARCH SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Common Stock	Additional Paid-in-Capital	Retained Earnings	Total
Balance, December 31, 2020	$11,000	$ 49,462	$ 165,699	$226,161
Distributions	-	-	(27,000)	(27,000)
Net Income	-	-	70,765	70,765
Balance, December 31, 2021	$11,000	$49,462	$ 209,464	$ 269,926

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL RESEARCH SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS PROVIDED (USED) BY OPERATING ACTIVITIES

Net income	$	70,765
Adjustments to reconcile net income to net cash provided		
(used) by operating activities:		
Realized gains on securities sold		(62,925)
Unrealized losses on securities owned		24,392
Changes in assets and liabilities		
Increase in commission receivable		(4,070)
Decrease in other current assets		1,120
PPP loan forgiveness		(91,206)
Increase in SBA loan accrued interest		1,000
Increase in accounts payable		115
Decrease in commissions payable		(56,705)
Net cash provided (used) by operating activities		(117,514)

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sales of securities owned		134,577
Purchases of securities owned		(200,000)
Dividends re-invested in securities owned		(1,551)
Net cash provided by investing activities		(66,974)

CASH FLOWS FROM FINANCING ACTIVITIES

SBA loan proceeds		150,000
PPP loan proceeds		35,259
Distributions to stockholder		(27,000)
Net cash provided by financing activities		158,259
Net increase (decrease) in cash		(26,229)
Cash at beginning of year		57,497
Cash at end of year	$	31,268

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation:

International Research Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to municipal securities broker, including 529 plans, mutual fund retailer-application way only and broker selling variable life insurance or annuities. The Company does not hold customer funds or securities. The Company's customers are located throughout the United States. The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles and to general practices within the securities industry.

These financial statements were approved by management and available for issuance on February 28, 2022. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents:

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

Commissions Receivable:

Commissions receivable are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Revenue Recognition:

The Company earns revenue for selling unaffiliated mutual funds and variable annuity products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage to, amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long client holds their investment or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

NOTE 1 – Summary of Significant Accounting Policies (Continued)

Income Taxes:

The Company files as an "S" corporation for Federal income tax purposes. The Company's net income is taxed at the shareholder level rather than at the corporate level for Federal income tax purposes, and thus, no provision for Federal income taxes has been made in the accompanying financial statements. The Company is liable for income taxes in the State of Texas, subject to certain exemptions.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments:

Securities owned are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*, as described in Note 4. The increase or decrease in fair value is credited or charged to operations.

The Company's other financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

NOTE 2 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2021, the Company had net capital of $204,200 and net capital requirements of $12,974. The Company's ratio of aggregate indebtedness to net capital was .95 to 1.

NOTE 3 – Exemption from Rule 15c3-3

The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to municipal securities broker, including 529 plans, mutual fund retailer-application way only and broker selling variable life insurance or annuities.

NOTE 4 – Contingencies

There are currently no asserted claims or legal proceedings against the Company; however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have adverse impact on the financial condition, results of operations, or cash flows of the Company. The Company had no commitments or contingencies that were required to be accrued or disclosed.

NOTE 5 – Concentration of Credit Risk

The Company is engaged in brokerage activities in which counter-parties primarily include mutual funds, 529 plans, and variable annuity companies throughout the United States. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash. The Company places its cash with one high credit quality institution. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash.

NOTE 6 – Related Party Transactions

The sole stockholder of the Company, a registered securities representative, generates most of the Company's revenues and related compensation expense. The Company is economically dependent upon the sole stockholder due to the concentration of services he provides. The Company and various entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

NOTE 7 – Securities Owned

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Following is the description of the valuation methodologies used for the Company's assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021.

Mutual Funds – Mutual funds are generally priced at the ending net asset value ("NAV") provided by the service agent of the mutual funds and are categorized in Level 1 of the fair value hierarchy.

NOTE 8 – Liabilities Subordinated to Claims of General Creditors

During the year ended December 31, 2021, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

NOTE 9 – Recently Issued Accounting Pronouncements

Recently issued accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position or results of operations. The Company plans to adopt any new standards in line with prospective timelines.

NOTE 10 – Paycheck Protection Program established by the CARES Act

On May 6, 2020, the Company received loan proceeds of $55,947 under the Paycheck Protection Program (PPP). The Company received forgiveness of the loan in May 2021. On April 9, 2021, the Company received second draw loan proceeds of $35,259 under the Paycheck Protection Program (PPP). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (CARES Act), provides for loans to qualifying businesses for eligible expenses. The Company received forgiveness of the second draw loan in December 2021.

NOTE 11 – COVID-19 Economic Injury Disaster Loan (EIDL) Program

In December 2021, the Company received advance proceeds of $15,000 under the Targeted and Supplemental Economic Injury Disaster Loan Program. Under the COVID-19 Economic Injury Disaster Loan (EIDL) Program qualifying businesses became eligible to receive up to $15,000 in funding from SBA that does not need to be repaid. These "advances" are similar to a grant, but without the typical requirements that come with a U.S. government grant.

NOTE 12 – Long-Term SBA Loan

In April 2021, the Company received a $150,000 low-interest Economic Injury Disaster Loan (EIDL) loan from the Small Business Administration (SBA) that helps businesses overcome the effects of the pandemic by providing working capital to meet operating expenses. The loan is a 30-year loan where monthly payments of $731 are deferred for one year after receiving the loan; however, interest continues to accrue during the one-year delay. The Company has accrued interest on the loan of $1,000 for 2021. The loan is secured by the Company's tangible and intangible property. The deferment on the loan ends on April 2, 2022. Maturities of the loan payable are as follows:

Year Ending December 31,	Amount
2022	$ 3,068
2023	3,185
2024	3,307
2025	3,433
2026	3,564
Thereafter	137,511
	$ 151,000

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2021

INTERNATIONAL RESEARCH SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2021

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$	269,926
Deductions and/or charges		
Non-allowable assets:		
Other assets		(37,727)
Other deductions or charges		31,333
Net capital before haircuts on securities positions		263,532
Haircuts on securities (computed, where applicable, pursuant		
pursuant to Rule 15c3-1(f)**)**		(59,332)
Net Capital	$	204,200

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Acccounts payable	$	12,284
Commissions payable		31,333
Long-Term SBA Loan		151,000
Total aggregate indebtedness	$	194,617

See accompanying report of independent registered public accounting firm.

Schedule I (continued)

INTERNATIONAL RESEARCH SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2021

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 12,974
Minimum dollar Net Capital Requirement of Reporting Broker or Dealer	$ 5,000
Minimum Net Capital Requirement	$ 12,974
Net Capital in Excess of Minimum Required	$ 191,226
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 184,738
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.95 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2021 and the corresponding unaudited filing of part IIA of the FOCUS Report/Form X-17a-5 filed by International Research Securities, Inc. Accordingly, no reconciliation is necessary.

See accompanying report of independent registered public accounting firm.

INTERNATIONAL RESEARCH SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2021

EXEMPTIVE PROVISIONS

The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to municipal securities broker, including 529 plans, mutual fund retailer-application way only and broker selling variable life insurance or annuities.

See accompanying report of independent registered public accounting firm.

Report of Independent Registered Public

Accounting Firm on Management's

Exemption Report



McBee & Co.
A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of International Research Securities, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) International Research Securities, Inc. ("the Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to municipal securities broker, including 529 plans, mutual fund retailer on application way only basis where the funds are payable to the issuer or its agent and not the company, and broker selling variable life insurance or annuities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, December 31, 2021, without exception.

International Research Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about International Research Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

McBee & Co.

McBee & Co., PC

Dallas, Texas
February 28, 2022

Dallas Office | 718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500
www.mcbeeco.com



INTERNATIONAL
RESEARCH

INTERNATIONAL RESEARCH SECURITIES, INC.

BROKER-DEALER ANNUAL EXEMPTION REPORT

DECEMBER 31, 2021

International Research Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the company limits its business activities exclusively to municipal securities broker, including 529 plans, mutual fund retailer on application way only basis where the funds are payable to the issuer or its agent and not the company, and broker selling variable life insurance or annuities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

INTERNATIONAL RESEARCH SECURITIES, INC.

I, Michael Holland, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Michael Holland
CEO

_____ 2-28 _____, 2022

3010 LBJ Suite 1200* Dallas, TX * 75234 * *p* 972-888-6030*

Member FINRA, SIPC